CrowdCheck Law LLP 700 12 Street, Suite 700 Washington DC 20005

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

June 8, 2021

Re:	Seismic Capital Company
Amendment No. 3 to Offering Statement on Form 1-A
Filed March 17, 2021
File No. 024-11376

Dear Ms. Gorman:

We acknowledge receipt of comments in your letter of April 2, 2021 regarding the Offering Statement on Form 1-A of Seismic Capital Company (the “company”). We appreciate your thoughtful attention to the Company’s Offering Statement. We have set out our responses to the Staff’s comments below.

1-A

General

1.                 We note your response to comment 1 and the statement that the company "does not seek de minimis participations in any private placements." Please revise to disclose whether and how long you would continue your offering if you do not acquire any of the 3 LOI companies either because the negotiations ceased or were stalled for an extended period of time. If your intent under those circumstances is to "seek to make other investments," including the 5 companies you are in preliminary discussions with, advise us what filings you anticipate making and what information you will provide investors about any such possible currently-unidentified acquisitions.

Additionally, please refer to the part of comment 1 regarding the Use of Proceeds and the minimum amounts you anticipate needing for the 3 identified investments. Please disclose whether you would have sufficient capital for at least 1 of the 3 acquisitions at the $5 million, $10 million or $25 million thresholds and whether you would have sufficient funds for all 3 acquisitions at any of those thresholds.

The Company is in the final stages of negotiating a binding term sheet with one of the target companies, Parq. Inc. The Company notes that until the term sheet is finalized and executed among the parties, there remains a possibility that a transaction will not result. Even then, a transaction is contingent on final diligence, which is under way now.

The Company expects it will update its Offering Circular during the offering period whenever a transaction becomes “probable,” including required financials. The Company recognizes that the eligibility conditions for Regulation A allow companies that have specific business plans, as the Company does as an incubator, to make offerings, and that the level of disclosure regarding details of their intended holdings is not delineated by regulation. The Company believes disclosure is essential for prospective investors to make informed decisions, and, in the absence of specific guidance regarding such disclosure, the Company plans voluntarily to provide disclosure following a form of the approach that real estate companies making offerings under Regulation A have adopted in providing Guide 5 information for acquired properties. The Company intends to provide such information in the form of Supplements to the Offering Circular. Each Supplement would include the same nature and detail of information with respect to additional companies as that set forth in the Offering Circular regarding the three current LOI companies, and LOI’s and term sheets from those additional companies that the Company intends to acquire, sufficient to permit an investor to make an informed investment decision.

The Company expects to have sufficient capital at $5 million to fund the first acquisition. Likely at that level, it will have sufficient capital to fund the second acquisition as well, and at $10 million it would be able to fund all three named prospective acquisitions. Should the Company not acquire any of the three LOI companies, either because the negotiations cease or become stalled for an extended period of time, the Company intends to make other investments in accordance with its articulated business plan. The three LOI companies that we have identified fit within that business plan, but as evidenced by the Company’s discussions with the other companies, they are definitely not the only ones that would meet the Company’s business purpose, which is to operate as an incubator of early-stage companies in the digital space. As noted, the Company plans to disclose details regarding prospective acquisitions during the offering period. The Company would not terminate the offering should one or more of the named investments not come to fruition. To that end, the Company intends to keep the offering open through the periods indicated on the cover page.

The Company has further modified the language that already appeared in the “Use of Proceeds” regarding its ability to acquire its targets at the various thresholds.

The Company appreciates the time and attention that the SEC staff has paid to this offering, and it believes it has satisfied all the questions raised. Further, it has indicated its willingness to make further disclosures in order that prospective investors may objectively evaluate its offering.

If you have additional comments or questions, please feel free to contact me at jamie@crowdchecklaw.com.

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Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Brigitte Lippmann, Securities and Exchange Commission
Jorge Bonilla, Securities and Exchange Commission
Wilson Lee, Securities and Exchange Commission
Steven Weinstein, CEO, Seismic Capital Company

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